FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2007

RadView Software Ltd.

(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                  Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                              No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is certain financial information with respect to the Registrant’s second fiscal quarter ended June 30, 2007

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd.
(Registrant)

By:	/s/ Eli Sofer
Name: Eli Sofer
Chief Financial Officer

Dated:   September 25, 2007

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2007	December 31, 2006

ASSETS
Current Assets:
Cash and cash equivalents	$2,635	$229
Restricted cash	21	21
Accounts receivable, net of reserves of $47 as of June 30, 2007 and December 31, 2006	632	495
Prepaid expenses and other current assets	178	166
Total Current Assets	3,466	911

Long-Term Investments:
Operating lease deposit	40	40
Severance pay funds	314	284
Total Long-Term Investments	354	324

Property and Equipment, net	82	102
Deferred Financing Costs Related to Convertible Loan	24	30

Total Assets	$3,926	$1,367

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	421	428
Accrued expenses	1,554	1,297
Deferred revenue	1,103	1,170
Total Current Liabilities	3,078	2,895

Related party convertible loan	219	94

Accrued severance pay	440	417

Total Shareholders’ Equity (Deficit) (*)	189	(2,039)

Total Liabilities and Shareholders’ Equity (Deficit) (*)	$3,926	$1,367

(*)            Shareholders’ Equity (Deficit) does not include Fin48 implementation. The Company is currently evaluating Fin48 effect on its financial statements.
FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Revenues:
Software licenses	$320	$295	$715	$1,102
Services	475	582	996	1,465
Total Revenues	795	877	1,711	2,567

Cost of Revenues:
Software licenses	6	18	13	68
Services	10	29	18	106
Total Cost of Revenues	16	47	31	174

Gross Profit	779	830	1,680	2,393

Operating Expenses:
Sales and marketing	793	586	1,428	1,254
Research and development	621	341	1,220	687
General and administrative	418	270	859	634
Total Operating Expenses	1,832	1,197	3,507	2,575

Operating loss	(1,053)	(367)	(1,827)	(182)

Financial expenses, net	(80)	(29)	(183)	(43)

Net loss	(1,133)	(396)	(2,010)	(225)

Deemed dividend on an exercise of additional investment rights	—	—	(766)	—

Net loss after deemed dividend	$(1,133)	$(396)	$(2,776)	$(225)